FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

July 23, 2004

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on July 23, 2004.

Cole National’s Stockholders Approve Merger with Luxottica Group

Milan, Italy, July 23, 2004 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) today announced that yesterday stockholders of Cole National Corporation (NYSE: CNJ)  approved the merger agreement between Luxottica Group and Cole National for a cash purchase price of US$ 27.50 per share, plus interest at the rate of four percent per annum from yesterday through the closing date of the merger.

Votes cast in favor of the transaction were approximately 99.5 percent of Cole National’s shares voting on the proposal, representing approximately 78 percent of the company’s outstanding shares.

As previously announced, the transaction remains subject to compliance with applicable U.S. antitrust clearance requirements and the satisfaction of other customary conditions. With respect to this, Luxottica Group and Cole National committed to the FTC not to close the transaction before September 30, 2004, without its consent.

About Luxottica Group S.p.A.

Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group’s products are designed and manufactured in its seven facilities in Italy and one in the People’s Republic of China. The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colors and sizes and are sold through 20 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India.

In September 2003, Luxottica Group acquired OPSM Group, the leading eyewear retailer in Australia. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, ArnetteTM and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2003, Luxottica Group posted net sales and net income, respectively, of € 2,824.6 million and € 267.3 million. Additional information on Luxottica Group is available from www.luxottica.com.

Contacts

Sabina Grossi	Alessandra Senici
Director, Investor Relations	Investor Relations

Luca Biondolillo
Director, Corporate Communications

Email: Investorrelations@luxottica.com

Tel.: +39-02-8633-4665

Set forth below is the text of a press release issued on July 27, 2004.

Luxottica Group Announces Results for the Six- and Three-Month Periods
Ended June 30, 2004, Appoints Andrea Guerra
as New Chief Executive Officer

Group highlights for the second quarter of 2004:

•      Net sales up 13.7 percent to € 803.5 (US$ 967.9 million)

•      Operating income up 24.3 percent to € 139.1 million

•      Net income up by 16.7 percent to € 79.0 (US$ 95.1 million)

•      Earnings per share (or ADS) to € 0.18

•      Earnings per ADS of US$ 0.21

Group highlights for the first half of 2004:

•      Net sales up 10.8 percent to € 1,563.9 (US$ 1,919.4 million)

•      Operating income up 16.1 percent to € 259.2 million

•      Net income up by 12.7 percent to € 150.1 (US$ 184.3 million)

•      Earnings per share (or ADS) to € 0.34

•      Earnings per ADS of US$ 0.41

Milan, Italy, July 27, 2004 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, today announced results for the three-and six-month periods ended June 30, 2004(1).

(1) Unless otherwise noted, all comparisons made in this announcement are between the three-and six-month periods ended June 30, 2004, and the equivalent three- and six-month periods ended June 30, 2003. The Company’s results are discussed in this announcement in accordance with U.S. GAAP and are broken out for additional perspective into consolidated, manufacturing/wholesale, including Ray-Ban, and retail components, which include Sunglass Hut International, LensCrafters and OPSM Group. As there are intercompany items, it is important to note the full reconciliation detailed in the Segmental Information Table provided with this announcement. Additionally, Luxottica Group considers the financial results denominated in Euro (€), the Group’s reporting currency, to be a more accurate gauge of its operating performance. The results denominated in U.S. Dollars were converted at the average exchange rate for the three-month period ended June 30, 2004, of € 1.00 = US$ 1.2046, compared with € 1.00 = US$ 1.1372 for the second quarter of 2003. For the six-month period ended June 30, 2004, results were converted at the average exchange rate of € 1.00 = US$ 1.2273, compared with € 1.00 = US$ 1.1049 for the equivalent period of 2003. Results of the OPSM Group operations were consolidated into the Group’s results as of August 1, 2003.

Consolidated Results

Second quarter results

•      Consolidated net sales for the quarter improved year-over-year by 13.7 percent to  € 803.5 million.

•      Consolidated operating income for the quarter improved year-over-year by 24.3 percent to € 139.1 million. Consequently, consolidated operating margin for the quarter rose to 17.3 percent, from 15.8 percent for the same quarter last year.

•      Consolidated net income for the quarter improved year-over-year by 16.7 percent to € 79.0 million. Consequently, consolidated net margin for the quarter was 9.8 percent.

•      Earnings per share or per American Depositary Share (ADS) (one ADS represents one ordinary share) for the quarter were € 0.18. In U.S. Dollars, earnings per ADS (EPADS) for the quarter were US$ 0.21.

First half results

•      Consolidated net sales for the six-month period improved year-over-year by 10.8 percent to € 1,563.9 million.

•      Consolidated operating income for the period improved year-over-year by 16.1 percent to € 259.2 million. Consequently, consolidated operating margin was 16.6 percent, compared with 15.8 percent for the comparable six-month period last year.

•      Consolidated net income for the period improved year-over-year by 12.7 percent to € 150.1 million. Consequently, consolidated net margin was 9.6 percent.

•      Earnings per share or per American Depositary Share (ADS) (one ADS represents one ordinary share) for the period were € 0.34. In U.S. Dollars, earnings per ADS (EPADS) for the quarter were US$ 0.41.

•      Consolidated net outstanding debt as of June 30, 2004, was € 1,401.0 million compared with € 1,470.4 million as of December 31, 2003. This reflected an improvement of € 69.4 million, due to positive cash flow generation for the six-month period and notwithstanding the payment during the period of € 95.5 million in cash dividends for fiscal year 2003.

Chairman’s statement:

Leonardo Del Vecchio, chairman of Luxottica Group, commented: “We are pleased with the year-to-date performance of our retail and, in particular, wholesale operations. In fact, assuming constant exchange rates, consolidated sales for the first half of the year would have risen by 17.3 percent. Consequently, we are now comfortable raising our earnings forecast for the full year to earnings per share (EPS) of € 0.65, or EPADS of US$ 0.81. At the same time, our expectations continues to be for a Euro/U.S. Dollars exchange rate of € 1.00 = US$ 1.25.”

Breakdown of Manufacturing/ Wholesale and Retail Results

Manufacturing/Wholesale Division

The Group’s manufacturing/wholesale sales for the six-month period improved year-over-year by 6.6 percent to € 611.0 million. Manufacturing/wholesale operating income for the period rose by 11.5 percent to € 140.5 million, reflecting an operating margin of 23.0 percent. Operating margin for the first half of 2003 was 22.0 percent.

Mr. Del Vecchio, commenting on the results of the manufacturing/wholesale division, continued: “Results of our wholesale division continued to reflect the overall positive momentum of our operations. In particular, for the first half of the year, wholesale sales to third parties are showing growth rates of nearly ten percent, reflecting the strong performance of our house brands, Ray-Ban above all, as well as of the other fashion brands in our portfolio. In addition, profitability levels at the division improved, as the result of greater economies of scale at the production and distribution level, particularly during the second quarter.”

Retail Division

Retail sales for the six-month period improved year-over-year by 11.3 percent to € 1,046.6 million. Same store sales for the period improved year-over-year by 4.2 percent(2).

Retail operating income for the first half of the year rose by 17.7 percent to € 143.5 million, resulting in an operating margin of 13.7 percent.

Same store sales for the second quarter improved year-over-year by 4.1 percent.

Mr. Del Vecchio concluded: “The results of our retail division in the U.S. mirror the trend we are seeing on the wholesale front: our premium brand strategy is paying off even in an increasingly competitive environment. This allowed us to generate positive sales and operating income growth, behind our core strengths of quality, fashionable products and exceptional customer service.”

(2) Same store sales are intended as sales that, for comparison purposes, are normalized by using in the calculation only stores open during the comparable period the previous year, the same exchange rates and the same consolidation area. In this case, for the purposes of rendering a picture of the Group’s retail results as complete as possible, results of OPSM Group were included in the comparison as if the operations had been consolidated as of January 1, 2003. As a reminder, OPSM Group was formally consolidated into Luxottica Group’s as of August 1, 2003.

Other Corporate Developments

The Board of Luxottica Group today appointed Andrea Guerra, 39, chief executive officer. Mr. Guerra also joins the Board, replacing a departing director.

Roberto Chemello, 50, formerly chief executive officer of Luxottica Group, will remain on the Board as a director. Mr. Chemello is also chief executive officer of Luxottica S.r.l., a subsidiary of Luxottica Group.

Finally, the Board called the Group’s Ordinary and Extraordinary Shareholders’ Meeting for September 14, 2004, on first call, and for September 16, on second call. At the Meeting, the Board will submit to shareholders for approval the addition of three directors to the Board, for a total of 12, as already provided in the Group’s By-laws. The Board will also propose the reappointment of Sabina Grossi, 39, as well as the appointment of Sergio Erede, 64, and Gianni Mion, 59, as non-executive directors. Shareholders will also have to confirm the appointment of Mr. Guerra to the Board and the new corporate governance model resulting from the resolutions of the Meeting.

About Luxottica Group S.p.A.

Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group’s products are designed and manufactured in its six facilities in Italy and one in the People’s Republic of China. The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India.

In September 2003, Luxottica Group acquired OPSM, the leading eyewear retailer in Australia. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, ArnetteTM and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2003, Luxottica Group posted net sales and net income respectively of € 2,824.6 and € 267.3 million. Additional information on the company is available on the web at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, risks that the merger with Cole National Corporation will not be completed, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to effectively integrate recently acquired businesses, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and Luxottica Group does not assumes any obligation to update them.

Company contacts

Sabina Grossi	Alessandra Senici
Director, Investor Relations	Investor Relations

Luca Biondolillo
Director, Corporate Communications

Email: Investorrelations@luxottica.com

Tel.: +39-02-8633-4665

In the U.S.

Breakstone & Ruth International

Alexander Fudukidis

Afudukidis@breakstoneruth.com

Tel.:+1.646.536.7012

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

JUNE 30, 2004, AND JUNE 30, 2003

KEY FIGURES IN THOUSANDS OF EURO  (4)

	2004	2003	% Change

NET SALES	803,537	706,955	13.7%

NET INCOME	78,968	67,669	16.7%

EARNINGS PER SHARE (ADS) (2)	0.18	0.15

FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.18	0.15

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS  (1) (4)

	2004	2003	% Change

NET SALES	967,941	803,949	20.4%

NET INCOME	95,125	76,953	23.6%

EARNINGS PER SHARE (ADS) (2)	0.21	0.17

FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.21	0.17

	2004	2003
Notes :
(1) Average exchange rate (in U.S. Dollars per Euro)	1.2046	1.1372
(2) Weighted average number of outstanding shares	448,141,852	447,856,544
(3) Fully diluted average number of shares	450,035,449	448,977,360
(4) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively

LUXOTTICA GROUP

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2004, AND JUNE 30, 2003

KEY FIGURES IN THOUSANDS OF EURO  (4)

	2004	2003	% Change

NET SALES	1,563,934	1,411,502	10.8%

NET INCOME	150,143	133,283	12.7%

EARNINGS PER SHARE (ADS) (2)	0.34	0.30

FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.33	0.30

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS  (1) (4)

	2004	2003	% Change

NET SALES	1,919,416	1,559,569	23.1%

NET INCOME	184,271	147,264	25.1%

EARNINGS PER SHARE (ADS) (2)	0.41	0.33

FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.41	0.33

	2004	2003
Notes :
(1) Average exchange rate (in U.S. Dollars per Euro)	1.2273	1.1049
(2) Weighted average number of outstanding shares	448,112,865	449,398,288
(3) Fully diluted average number of shares	450,033,844	450,547,450
(4) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

JUNE 30, 2004, AND JUNE 30, 2003

In thousands of Euro (1)	2004	2003	% Change

NET SALES	803,537	706,955	13.7%
COST OF SALES	(247,174)	(225,084)
GROSS PROFIT	556,363	481,872	15.5%
OPERATING EXPENSES:
SELLING EXPENSES	(262,352)	(240,865)
ROYALTIES	(13,997)	(11,765)
ADVERTISING EXPENSES	(59,534)	(48,883)
GENERAL AND ADMINISTRATIVE EXPENSES	(70,618)	(59,763)
TRADEMARK AMORTIZATION	(10,736)	(8,701)
TOTAL	(417,237)	(369,979)
OPERATING INCOME	139,127	111,893	24.3%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(12,298)	(11,015)
INTEREST INCOME	799	1,507
OTHER - NET	(2,779)	(2,958)
OTHER INCOME (EXPENSES) NET	(14,278)	(12,466)
INCOME BEFORE PROVISION FOR INCOME TAXES	124,849	99,427	25.6%
PROVISION FOR INCOME TAXES	(43,652)	(29,930)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	81,197	69,497
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(2,229)	(1,828)
NET INCOME	78,968	67,669	16.7%

EARNINGS PER SHARE (ADS) (1)	0.18	0.15
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.18	0.15

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	448,141,852	447,856,544
FULLY DILUTED AVERAGE NUMBER OF SHARES	450,035,449	448,977,360

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2004, AND JUNE 30, 2003

In thousands of Euro (1)	2004	2003	% Change

NET SALES	1,563,934	1,411,502	10.8%
COST OF SALES	(483,321)	(433,100)
GROSS PROFIT	1,080,613	978,402	10.4%
OPERATING EXPENSES:
SELLING EXPENSES	(525,190)	(490,220)
ROYALTIES	(27,472)	(26,717)
ADVERTISING EXPENSES	(106,622)	(99,705)
GENERAL AND ADMINISTRATIVE EXPENSES	(140,744)	(120,832)
TRADEMARK AMORTIZATION	(21,347)	(17,684)
TOTAL	(821,376)	(755,158)
OPERATING INCOME	259,237	223,244	16.1%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(24,380)	(22,823)
INTEREST INCOME	2,169	2,403
OTHER - NET	1,583	(7,545)
OTHER INCOME (EXPENSES) NET	(20,628)	(27,965)
INCOME BEFORE PROVISION FOR INCOME TAXES	238,609	195,280	22.2%
PROVISION FOR INCOME TAXES	(83,523)	(58,691)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	155,086	136,589
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(4,943)	(3,306)
NET INCOME	150,143	133,283	12.7%

EARNINGS PER SHARE (ADS)(1)	0.34	0.30
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.33	0.30

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	448,112,865	449,398,288
FULLY DILUTED AVERAGE NUMBER OF SHARES	450,033,844	450,547,450

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2004, AND DECEMBER 31, 2003

In thousands of Euro	June 30, 2004	December 31, 2003

CURRENT ASSETS:
CASH	259,992	299,937
ACCOUNTS RECEIVABLE	454,239	353,516
SALES AND INCOME TAXES RECEIVABLE	13,969	34,259
INVENTORIES	388,201	404,216
PREPAID EXPENSES AND OTHER	75,739	50,714
DEFERRED TAX ASSETS - CURRENT	118,946	124,451
TOTAL CURRENT ASSETS	1,311,086	1,267,093

PROPERTY, PLANT AND EQUIPMENT - NET	501,882	497,435

OTHER ASSETS
INTANGIBLE ASSETS - NET	2,106,413	2,093,612
INVESTMENTS	13,871	13,055
OTHER ASSETS	30,337	41,476
SALES AND INCOME TAXES RECEIVABLES	5	5
TOTAL OTHER ASSETS	2,150,626	2,148,148

TOTAL	3,963,594	3,912,676

CURRENT LIABILITIES:
BANK OVERDRAFTS	338,920	516,905
CURRENT PORTION OF LONG-TERM DEBT	334,665	390,935
ACCOUNTS PAYABLE	202,013	178,616
ACCRUED EXPENSES AND OTHER	252,357	218,388
ACCRUAL FOR CUSTOMERS’ RIGHT OF RETURN	8,289	7,423
INCOME TAXES PAYABLE	18,205	11,011
TOTAL CURRENT LIABILITIES	1,154,449	1,323,278

LONG TERM LIABILITIES:
LONG TERM DEBT	987,394	862,492
LIABILITY FOR TERMINATION INDEMNITIES	49,781	47,241
DEFERRED TAX LIABILITIES - NON CURRENT	169,741	161,102
OTHER	130,870	124,157
TOTAL LONG TERM LIABILITIES	1,337,786	1,194,992

COMMITMENTS AND CONTINGENCY:
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	23,639	19,872

SHAREHOLDERS’ EQUITY:
454,590,433 ORDINARY SHARES AUTHORIZED AND ISSUED - 448,155,647 SHARES OUTSTANDING	27,275	27,269
NET INCOME	150,143	267,343
RETAINED EARNINGS	1,270,303	1,079,922
TOTAL SHAREHOLDERS’ EQUITY	1,447,721	1,374,534

TOTAL	3,963,594	3,912,676

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2004, AND JUNE 30, 2003

- SEGMENTAL INFORMATION -

In thousands of Euro	Manufacturing and Wholesale	Retail	Retail	Inter-Segments Transaction and Corporate Adj.	Consolidated
			(in thousands of U.S. Dollars)
2004

Net Sales	611,007	1,046,596	1,284,487	(93,669)	1,563,934
EBITDA	165,232	178,758	219,390	(13,188)	330,801
% of sales	27.0%	17.1%			21.2%
Operating income	140,470	143,515	176,136	(24,749)	259,237
% of sales	23.0%	13.7%			16.6%

Capital Expenditure	12,476	26,496	32,518	—	38,972

Depreciation & Amortization	24,761	35,242	43,253	11,561	71,564
Assets	1,596,227	893,554	1,088,259	1,473,814	3,963,594

2003 As reported

Net Sales	573,036	940,041	1,038,651	(101,575)	1,411,502
EBITDA	148,207	154,571	170,786	(15,072)	287,706
% of sales	25.9%	16.4%			20.4%
Operating income	125,960	121,905	134,692	(24,620)	223,244
% of sales	22.0%	13.0%			15.8%

Capital Expenditure	8,515	20,155	22,269	—	28,670

Depreciation & Amortization	22,247	32,667	36,094	9,548	64,462
Assets	1,513,608	790,461	909,188	1,247,652	3,551,721

2003 As adjusted (1)

Net Sales	573,036	1,081,188	1,194,605	(102,238)	1,551,986
EBITDA	148,207	171,824	189,849	(15,072)	304,959
% of sales	25.9%	15.9%			19.6%
Operating income	125,960	132,238	146,110	(27,370)	230,828
% of sales	22.0%	12.2%			14.9%

Depreciation & Amortization	22,247	39,586	43,739	12,297	74,131

Notes :

(1) These consolidated adjusted amounts are a non-GAAP measurement. The Company has included this measurement to give comparative information for the two periods discussed. They reflect the consolidation of OPSM Group results for the six-month period ended June 30, 2003.

This information does not purport to be indicative of the actual result that would have been achieved had the OPSM Group acquisition been completed as of January 1, 2003

LUXOTTICA GROUP

NON-GAAP COMPARISON OF CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2004, AND JUNE 30, 2003,

ASSUMING UNCHANGED EXCHANGE RATES

In Millions of Euro	2Q 2003 U.S. GAAP results	2Q 2004 U.S. GAAP results	Adjustment for constant exchange rates	2Q 2004 adjusted results

Consolidated net sales	707.0	803.5	25.9	829.4

Manufacturing/wholesale net sales	297.4	312.9	5.2	318.1

Retail net sales	470.9	541.3	23.0	564.3

In Millions of Euro	1H 2003 U.S. GAAP results	1H 2004 U.S. GAAP results	Adjustment for constant exchange rates	1H 2004 adjusted results

Consolidated net sales	704.5	760.4	65.6	826.0

Manufacturing/wholesale net sales	275.7	298.1	12.7	310.8

Retail net sales	469.2	505.3	58.4	563.7

Note:

Luxottica Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since Luxottica Group has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting.  Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the first half of 2004 and the first half of 2003 and the second quarter of 2004 and the second quarter of 2003 are calculated using for each currency the average exchange rate for the six- and three-month periods ended June 30, 2004. Operating measures that exclude the impact of fluctuations in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, Luxottica Group’s method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See Table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

Set forth below is the text of a press release issued on July 28, 2004.

Luxottica Group Issues Correction

Milan, Italy, July 28, 2004

The attached table shows Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX)’s non-GAAP comparison of financial highlights for the three- and six-month periods ended June 30, 2003, and 2004, assuming unchanged exchange rates. The same table distributed yesterday with the Company’s quarterly earnings release erroneously listed the same figures for the three-month periods ended June 30, and March 31, 2004.

Company contacts

Sabina Grossi	Alessandra Senici
Director, Investor Relations	Investor Relations

Luca Biondolillo
Director, Corporate Communications

Email: Investorrelations@luxottica.com

Tel.: +39-02-8633-4665

In the U.S.

Breakstone & Ruth International

Alexander Fudukidis

Afudukidis@breakstoneruth.com

Tel.:+1-646-536-7012

LUXOTTICA GROUP

NON-GAAP COMPARISON OF CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2004, AND JUNE 30, 2003,

ASSUMING UNCHANGED EXCHANGE RATES

In Millions of Euro	2Q 2003 U.S. GAAP results	2Q 2004 U.S. GAAP results	Adjustment for constant exchange rates	2Q 2004 adjusted results

Consolidated net sales	707.0	803.5	25.9	829.4

Manufacturing/wholesale net sales	297.4	312.9	5.2	318.1

Retail net sales	470.9	541.3	23.0	564.3

In Millions of Euro	1H 2003 U.S. GAAP results	1H 2004 U.S. GAAP results	Adjustment for constant exchange rates	1H 2004 adjusted results

Consolidated net sales	1411.5	1563.9	91.5	1655.4

Manufacturing/wholesale net sales	573.0	611.0	17.9	628.9

Retail net sales	940.0	1,046.6	81.4	1128.0

Note:

Luxottica Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since Luxottica Group has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the first half of 2004 and the first half of 2003 and the second quarter of 2004 and the second quarter of 2003 are calculated using for each currency the average exchange rate for the six- and three-month periods ended June 30, 2003. Operating measures that exclude the impact of fluctuations in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, Luxottica Group’s method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See Table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ Enrico Cavatorta
Enrico Cavatorta
DATE: August 2, 2004	Chief Financial Officer